Exhibit 99.1

GOLDCORP GOLD RESERVES INCREASE 23%

Toronto Stock Exchange: G                                                                    New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Feb. 9 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today announced that 2010 proven and probable gold reserves increased by 23% to 60.1 million ounces, the seventh consecutive year that the Company has increased gold reserves. Measured and indicated gold resources also increased 13% to 25.7 million ounces in 2010. The Company also reported one of the largest silver holdings in the sector with proven and probable silver reserves and measured and indicated silver resources of 1.3 billion ounces and 457.6 million ounces, respectively.

Highlights:

•
Recent vein discoveries at Cerro Negro nearly double gold reserves and resources.  Higher grade resources at the Marianas and San Marcos veins drive an increase to a total 2.7 million ounces of measured and indicated gold resource and 720,000 ounces of inferred gold resource, in addition to the existing 2.1 million ounces of proven and probable gold reserves. Further growth at Cerro Negro is anticipated from the extension of open-ended mineralization in several veins as well as further expansion of recent drill intercepts and testing of several other identified surface targets. A feasibility study update analyzing a doubling of mill throughput is expected to be complete at the end of the first quarter.

•
Investments in mine development and infrastructure at Red Lake result in successful reserves growth. Strong gold reserve additions in the High Grade Zone contributed to an overall increase in proven and probable gold reserves at Red Lake to over four million ounces.

•	First gold resource at Cochenour. An initial inferred gold resource of 2.7 million ounces has been derived from drilling of primarily the upper portions of the deposit.
•
Initial gold reserve declared at Éléonore. Conversion of measured and indicated gold resources adds over three million ounces to proven and probable gold reserves. This reserve and the updated resource will form the basis for an updated pre-feasibility study by the end of February.

•
El Morro reserve and resource increases contribute further upside to world-class project in Chile. Proven and probable gold reserves increase 22% to 5.7 million ounces and proven and probable copper reserves increase 8% to 4.3 billion pounds (70% basis).

The following accounts for the changes in gold reserves year over year:

Proven and probable reserves as of January 1, 2010	48.8	moz
Mined ounces during 2010 (including mining depletion)	(3.0)
Discovered ounces and converted resources during 2010	6.9
Net metal prices/engineering	0.5
Acquisitions and dispositions	6.9
Proven and probable reserves as of January 1, 2011	60.1	moz

"Strong growth in reserves and resources in 2010 underscores the continued success of Goldcorp's strategy to complement organic growth in our existing districts with disciplined acquisitions," said Chuck Jeannes, President and Chief Executive Officer. "Of the gold ounces we added through our drilling and planning efforts, we are particularly pleased that investments in exploration and development to ensure the long-term future of Red Lake and advance the Éléonore project have been so successful. Strong execution of our exploration programs at these operations and throughout the asset portfolio have resulted in this growth in gold reserves at finding costs of less than $15 per gold ounce.

"Among gold ounces we acquired during 2010, the updated resource at Cerro Negro supports the accretive metrics of our acquisition of Andean Resources as well as expectations for a significantly larger operation and a long-lived source of high quality gold production for the Company. An updated feasibility study based on more than a doubling of the current 1,850 tonne per day throughput is planned to be released in early April. An aggressive drilling program is underway that is expected to further increase reserves and resources through expansion of existing deposits as well as discoveries of new veins within this significant land package.

"Goldcorp's gold reserves have now increased in each of the last seven years. Importantly, in both the last year and throughout the entire seven-year period, our gold reserves have grown significantly not only in absolute terms but also on a per share basis. This accretive growth represents true value for our shareholders."

2011 Reserve and Resource Outlook

Goldcorp expects to invest an additional $170 million in exploration in 2011, with the goal of adding new discoveries, expanding on existing discoveries and further increasing reserves and resources.  Areas of high potential for reserve and resource enhancement in 2011 include:

•
Cerro Negro extensional drilling to expand open-ended mineralization at existing vein discoveries and exploration on new targets within the large, underexplored land package. Conversion of measured and indicated resources to reserves is expected to flow from completion of the updated feasibility study.

•	Following the environmental impact assessment approval at El Morro, commencement of the drill program to further delineate the pit at El Morro and expand on positive results from other targets.
•	Continued routine drilling of the High Grade Zone at Red Lake from the 4199 exploration drift, with the goal of adding reserves to the 54 level and adding gold resources below the 54 level.
•	Further drilling at the Cochenour project at Red Lake to grow and continue to define the current gold resource and test new adjacent target areas.
•	Refined block model and updated reserve model at Éléonore in advance of exploration shaft completion in 2012.
•
In-fill and expansion drilling of oxide ore and continued testing of sulphide systems at Peñasquito satellites Camino Rojo and Noche Buena will accelerate development plans at both projects.  Testing new geophysics targets in the covered valley and exploration for additional high grade mineralization in mantos beneath the pit bottoms at Peñasquito will also continue.

•	Expansion drilling, testing of new targets, and updated mine planning to reflect larger gold reserves and resources continue at Los Filos.
•	Extensional drilling to expand recent underground discoveries at Marlin in Guatemala and Musselwhite and Porcupine in Ontario.

Complete reserve and resource information for all metals, including tonnage, grade and accompanying metals price assumptions has been posted at www.goldcorp.com.  Summary reserve and resource data is as follows:

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2010

Reserves	Contained Gold (m oz)	Contained Silver (m oz)
Proven	23.2	673.0
Probable	36.9	620.9
Proven & Probable	60.1	1,293.9

Resources
Measured	2.7	28.9
Indicated	23.0	428.7
Measured & Indicated	25.7	457.6
Inferred	20.5	116.6

Complete reserve and resource estimates are as follows:

GOLDCORP INC. PROVEN AND PROBABLE RESERVES(1),(4),(5),(6) AS OF DECEMBER 31, 2010 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Peñasquito Mill	Mexico	1,421.41	0.40	18.17
Pueblo Viejo (40.0%)	Dominican Republic	101.86	2.89	9.46
El Morro (70.0%)	Chile	371.79	0.48	5.72
Los Filos	Mexico	248.60	0.68	5.47
Red Lake	Canada	9.93	12.89	4.12
Porcupine	Canada	76.59	1.33	3.29
Éléonore	Canada	12.48	7.56	3.03
Musselwhite	Canada	10.54	6.24	2.12
Cerro Negro	Argentina	7.14	9.03	2.07
Marigold (66.7%)	United States	86.81	0.56	1.55
Marlin	Guatemala	9.21	5.17	1.53
Alumbrera (37.5%)	Argentina	106.50	0.39	1.33
Wharf	United States	21.66	0.87	0.60
Dee (40.0%)	United States	16.55	1.74	0.93
Peñasquito Heap Leach	Mexico	67.80	0.18	0.40
El Sauzal	Mexico	5.79	1.48	0.27
TOTAL GOLD				60.06
SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	1,421.41	23.4	1,068.72
Marlin	Guatemala	9.21	203.6	60.29
Pueblo Viejo (40.0%)	Dominican Republic	101.86	18.0	58.92
Los Filos	Mexico	248.60	5.1	40.97
Peñasquito Heap Leach	Mexico	67.80	16.8	36.55
Cerro Negro	Argentina	7.14	89.3	20.50
Dee (40.0%)	United States	16.55	8.3	4.39
Wharf	United States	21.66	5.2	3.60
TOTAL SILVER				1,293.9
COPPER		million tonnes	% Cu	million pounds
El Morro (70.0%)	Chile	371.79	0.52%	4,282
Alumbrera (37.5%)	Argentina	106.50	0.39%	912
Pueblo Viejo (40.0%)	Dominican Republic	101.86	0.09%	213
TOTAL COPPER				5,406
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	1,421.41	0.25%	7,275
TOTAL LEAD				7,275
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	1,421.41	0.57%	17,575
TOTAL ZINC				17,575
GOLDCORP INC. MEASURED AND INDICATED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2010 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Porcupine	Canada	89.81	1.41	4.06
Pueblo Viejo (40.0%)	Dominican Republic	58.55	2.01	3.78
Camino Rojo	Mexico	163.39	0.65	3.44
Cerro Negro	Argentina	9.43	8.77	2.66
Peñasquito Mill	Mexico	280.60	0.27	2.40
Red Lake	Canada	5.44	13.49	2.36
Los Filos	Mexico	138.12	0.50	2.20
Cerro Blanco	Guatemala	2.52	15.64	1.27
Noche Buena	Mexico	71.75	0.42	0.96
Marigold (66.7%)	United States	48.70	0.49	0.77
Éléonore	Canada	1.36	10.95	0.48
Dee (40.0%)	United States	9.70	1.48	0.46
San Nicolas (21.0%)	Mexico	16.79	0.48	0.26
Musselwhite	Canada	0.99	5.98	0.19
Wharf	United States	6.28	0.93	0.19
El Sauzal	Mexico	3.23	1.15	0.12
Marlin	Guatemala	0.92	1.78	0.05
Peñasquito Heap Leach	Mexico	4.06	0.18	0.02
TOTAL GOLD				25.68
SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	280.60	30.0	270.38
Camino Rojo	Mexico	163.39	11.6	60.70
Noche Buena	Mexico	71.75	14.1	32.44
Los Filos	Mexico	138.12	5.3	23.53
Pueblo Viejo (40.0%)	Dominican Republic	58.55	11.8	22.18
Cerro Negro	Argentina	9.43	61.8	18.74
San Nicolas (21.0%)	Mexico	16.79	29.0	15.66
Cerro Blanco	Guatemala	2.52	72.0	5.80
Dee (40.0%)	United States	9.70	8.7	2.72
Marlin	Guatemala	0.92	78.8	2.34
Peñasquito Heap Leach	Mexico	4.06	15.6	2.03
Wharf	United States	6.28	5.4	1.09
TOTAL SILVER				457.6
COPPER		million tonnes	% Cu	million pounds
San Nicolas (21.0%)	Mexico	16.79	1.33%	491
Pueblo Viejo (40.0%)	Dominican Republic	58.55	0.08%	106
TOTAL COPPER				598
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	280.60	0.30%	1,886
Camino Rojo	Mexico	163.39	0.00%	695
TOTAL LEAD				2,580
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	280.60	1.01%	6,248
Camino Rojo	Mexico	163.39	0.37%	1,339
San Nicolas (21.0%)	Mexico	16.79	1.84%	682
TOTAL ZINC				8,269
GOLDCORP INC. INFERRED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2010 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Éléonore	Canada	12.25	10.60	4.17
Los Filos	Mexico	224.43	0.53	3.82
El Morro	Chile	96.29	0.99	3.06
Cochenour	Canada	7.61	11.04	2.70
Red Lake	Canada	3.23	16.77	1.74
Musselwhite	Canada	4.59	5.76	0.85
Porcupine	Canada	7.84	3.34	0.84
Cerro Negro	Argentina	4.51	4.97	0.72
Cerro Blanco	Guatemala	1.35	15.31	0.67
Camino Rojo	Mexico	31.03	0.55	0.55
Marigold (66.7%)	United States	28.19	0.48	0.43
Noche Buena	Mexico	17.67	0.42	0.24
Peñasquito Mill	Mexico	40.79	0.17	0.22
Pueblo Viejo (40.0%)	Dominican Republic	3.14	2.20	0.22
Marlin	Guatemala	0.88	3.31	0.09
Dee (40.0%)	United States	4.22	0.62	0.08
San Nicolas (21.0%)	Mexico	1.47	0.37	0.02
Peñasquito Heap Leach	Mexico	1.74	0.12	0.01
El Sauzal	Mexico	0.03	1.53	0.00
TOTAL GOLD				20.45
SILVER		million tonnes	g Ag/t	million ounces
Los Filos	Mexico	224.43	6.0	43.57
Peñasquito Mill	Mexico	40.79	30.8	40.41
Noche Buena	Mexico	17.67	13.9	7.91
Camino Rojo	Mexico	31.03	7.63	7.61
Marlin	Guatemala	0.88	193.9	5.48
Cerro Negro	Argentina	4.51	32.3	4.69
Cerro Blanco	Guatemala	1.35	59.6	2.60
Pueblo Viejo (40.0%)	Dominican Republic	3.14	18.1	1.83
San Nicolas (21.0%)	Mexico	1.47	23.8	1.13
Peñasquito Heap Leach	Mexico	1.74	14.5	0.81
Dee (40%)	United States	4.22	4.1	0.55
TOTAL SILVER				116.60
COPPER		million tonnes	% Cu	million pounds
El Morro	Chile	96.29	0.70%	1,486
San Nicolas (21.0%)	Mexico	1.47	1.28%	41
Pueblo Viejo (40.0%)	Dominican Republic	3.14	0.10%	7
TOTAL COPPER				1,534
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	40.79	0.18%	165
Camino Rojo	Mexico	31.03	0.09%	65
TOTAL LEAD				229
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	40.79	0.38%	346
Camino Rojo	Mexico	31.03	0.31%	215
San Nicolas (21.0%)	Mexico	1.47	1.43%	47
TOTAL ZINC				608

*Numbers may not add up due to rounding

Goldcorp December 31, 2010 Reserve and Resource Reporting Notes:

1
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2010, with the following conditions or exceptions:
1 2 3
Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
Resources for San Nicolas are as per information provided by Teck Resources Limited (2001 Study).

5	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
	1	Alumbrera	Julio Bruna Novillo, MAusIMM, Minera Alumbrera Ltd.
	2	Cerro Negro	Steven Ristorcelli, P.Geol., Mine Dev. Assoc
	3	El Morro	Maryse Belanger, P. Geo., Sophie Bergeron, Ing. Goldcorp Inc.
	4	Éléonore	Eric Chen, P. Geo., Luc Joncas, Ing., Goldcorp Inc.
	5	El Sauzal	Steven Ristorcelli, P.Geol., Mine Dev. Assoc.
	6	Los Filos	Guillermo Pareja, P. Geo., Goldcorp Inc., John Nilsson, P.Eng.,Nilsson Mining Services.
	7	Marigold	Patricia A. Maloney, P.Eng., Marigold Mining Co.
	8	Marlin	Andrew Tripp, P.Eng., Marlin Mine
	9	Musselwhite	Rohan Millar, P. Geo., Bob MacDonald, P.Eng., Musselwhite Mine
	10	Peñasquito	Guillermo Pareja, P.Geo., Peter Nahan, P. Eng., Goldcorp Inc.
	11	Porcupine	Stephen Price, P.Geo.,Imola Gotz, P.Eng., Porcupine Gold Mines
	12	Pueblo Viejo	Patrick Stephenson, FAusIMM, AMC Mining Consultants (Canada) Ltd.
	13	Red Lake	Chris Osiowy, P.Geo, Stephane Blais, P.Eng., Red Lake Gold Mines
	14	Wharf	Ken Nelson, MMSA, Wharf Mine

6
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $950 per ounce of gold, $15 per ounce of silver, $2.00 per pound of copper, $0.70 per pound of lead, and $0.80 per pound of zinc, unless otherwise noted below:

	1	Alumbrera	$1,040/oz gold and $2.80/lb copper
	2	Pueblo Viejo	$975/oz gold, $15.50/oz silver, $2.00/lb copper
7
Mineral Resources are estimated using US$ commodity prices of $1,100 per ounce of gold, $17 per ounce of silver, $2.50 per pound of copper, $0.85 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below;

	1	Pueblo Viejo	$1,100/oz gold, $16.50/oz silver, $2.50/lb copper
	2	San Nicolas	$300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Maryse Belanger, Director Technical Services of Goldcorp, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this press release.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:11e 09-FEB-11